Newmont Mining Corporation [GRAPHIC OMITTED]


                                               Newmont Mining Corporation
                                               6363 South Fiddler's Green Circle
                                               Greenwood Village, CO  80111
                                               T 303.863.7414
                                               F 303.837.5837
                                               www.newmont.com



June 5, 2009

Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Stop 7010
Washington, DC 20549-7010

Newmont Mining Corporation (the "Company")
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 19, 2009
File No. 1-31240

Dear Ms. Davis:

As discussed with the Staff of the Securities and Exchange Commission (the "Commission") on May 27, 2009, the Report of Independent Registered Public Accounting Firm filed with the Commission on February 19, 2009 as part of the Company's Form 10-K for the fiscal year ended December 31, 2008 (the "2008 Form 10-K") contained a typographical error. This letter addresses the points discussed with the Staff.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

The Company confirms that the date cited in the audit opinion on page 89 of the 2008 Form 10-K should have been February 18, 2009, rather than February 18, 2008. The Company will file an amendment on Form 10-K/A (the "Amendment") prior to June 10, 2009 to correct this typographical error by amending Item 8 of the 2008 Form 10-K.

Internal Controls over Financial Reporting and Disclosure
Controls and Procedures
----------------------------------------------------------

The Company confirms that it has considered the impact of the abovementioned typographical error on its original conclusions discussed in the 2008 Form 10-K relating to internal controls over financial reporting and disclosure controls and procedures and has determined that no change to such conclusions is required. Certifications of the principal executive and financial officers pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 will be filed as exhibits to the Amendment.

Shelf Registration Statement on Form S-3
----------------------------------------

The Company has an existing automatic shelf registration statement on Form S-3 (File No. 333-146720) (the "Shelf Registration Statement"). Pursuant to the Shelf Registration Statement, the Company offered and sold 34,500,000 shares of common stock and $517.5 million aggregate principal amount of 3.00% convertible senior notes due 2012 under prospectus supplements dated January 28, 2009. Such offers and sales predated the filing of the 2008 Form 10-K and the Company confirms that the 2008 Form 10-K was not incorporated by reference into either prospectus supplement. The Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 contained the most recent quarterly financial information incorporated by reference in such prospectus supplements and the Annual Report on Form 10-K for the year ended December 31, 2007 contained the most recent annual financial information incorporated by reference in such prospectus supplements. No subsequent offers or sales of securities under the Shelf Registration Statement have occurred.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings and this letter; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further Staff comments or questions related to this matter, and the Company will make every effort to respond in a timely manner. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Jeff Reeser, Vice President and Corporate Secretary, at
(303) 837-5149 or Roger Johnson, Vice President and Chief Accounting Officer, at
(303) 837-5874.

Sincerely,


/s/ Russell D. Ball

Russell D. Ball
Executive Vice President and Chief Financial Officer

cc:  Mark Wojciechowski